

April 29, 2011

Via E-mail
Chuan-Tao Zheng
President and Chief Executive Officer
Summit Growth Corporation
c/o Dalian TOFA New Materials Development Co, Ltd.
No. 18-2-401 Gangjing Garden,
Dandong Street, Zhongshan District
Dalian, Liaoning Province 116001
People's Republic of China

> **Re:** **Summit Growth Corporation**
> **Form 8-K**
> **Filed March 21, 2011**
> **Amendment No. 1 to Form 8-K**
> **Filed March 31, 2011**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed October 13, 2010**
> **File No. 000-52346**

Dear Mr. Zheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K filed March 31, 2011

General

1. Please consistently refer to the corporate entities mentioned in your financial statements. For example, Dalian Tongda Equipment Technology Development Co. Limited is referred to as Tongda and as TETD in your registration statement and exhibits. In

addition, we note Victor Score Limited is referred to as Victory Score Ltd in the pro forma financial statements. Please revise references for consistency.

Item 1.01 Entry Into a Material Definitive Agreement, page 1

2.   We note the share purchase agreement between Nautilus and Mod-Ocean, as mentioned in the first paragraph of this section. Please file this agreement as an exhibit.

3.   We note the disclosure on page two regarding the amount of ordinary shares that will be outstanding following the consummation of the share consolidation and the automatic conversion of the preference shares. We note that the consolidation would only appear to apply to the ordinary shares currently outstanding and that the consolidation does not appear to be reflected in the preference share conversion. Therefore, it would appear that after the consolidation and conversion, the shareholder who owned the preference shares would control a greater percentage of the voting securities than the current ownership. Please clearly disclose.

4.   Please clarify whether as a result of the share exchange the company is now a foreign private issuer. If so, provide clear disclosure of the impact this will have upon the information to be provided to investors.

5.   Please disclose the material terms of the contractual agreements that result in your control of TOFA and Tongda.

Description of Our Industry, page 6

6.   Please revise the last sentence on page six to provide a brief description of "CCS wire."

7.   Please revise the disclosure in the business section to clearly state the source(s) of the information in this section. Provide us supplementally with copies of the source information.

Description of Our Business, page 8

8.   Discuss the industry data that TOFA collected to determine that it currently has a market share of approximately 30% of the high-end CCA market segment in China.

9.   Please discuss the basis for or assumptions underlying your belief that you may achieve annual revenue and profit growth of 30% over the next three years. In particular we note that revenues decreased from the year ended December 31, 2008 and 2009. Also, clarify whether the reference to profit is a reference to gross profit. Lastly, we direct you to Item 10(b) of Regulation S-K for the Commission policy on projections. We similarly note projections elsewhere in the report, such as the estimated net sales to customers on pages 11 and 15.

10. We note the disclosure on page nine about the current electro-plating production process and your belief that the Chinese government will likely cause the abandonment of production of this material. Please provide the basis for this belief and explain how your process differs from the current process and why you believe your CCS will replace these existing products, especially given the minimal amount of revenues attributable to this part of your business at this time.

11. Please revise to specify the duration of the patents as discussed on pages 12 and 15-16. See Item 101(h)(4)(vii) of Regulation S-K.

12. We note the following statement on page 12: "This achievement is the result of extremely strong and aggressive dedication to research and development, an attribute that no other competitor in China possesses, as well as the quality of the products that it puts out." Please revise to provide your basis for the clause "an attribute that no other competitor in China possesses."

13. We note the reference on page 16 to the installation of appropriate facilities to begin mass production of CCS wires. Please discuss the expected time frame and estimated costs associated with this proposed expansion. Provide similar disclosure regarding the expected new plant for CCA electricity/power cables discussed on page 17.

14. Please revise to disclose the number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

15. We note your disclosure on page 36 regarding your research and development costs. Please revise to add similar disclosure to this section. See Item 101(h)(4)(x) of Regulation S-K.

16. We note the risk factor on page 22 regarding potential environmental liability. Please revise to disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

17. We note the first two risk factors under the sub-heading "Risks Related to Doing Business in China" on page 26. Please revise to disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

18. Please provide the disclosure required by Item 102 of Regulation S-K.

Risk Factors, page 18

19.   Please remove the statement from the introductory paragraph that "the risks described below are not the only ones facing our Company." The risk factors section should discuss all material risks.

20.   We note you retain outside advisors to assist you in the preparation of your financial statements. Do not provide us with their names, but please tell us:

    a)   why you believe the outside advisors are qualified to assist you in the preparation of your financial statements in US GAAP;

    b)   how many hours they spent last year performing these services for you; and

    c)   the total amount of fees you paid your outside advisors in connection with the preparation of your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

21.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

22.   We note your critical accounting policies are copies of your accounting policies in the notes to the consolidated financial statements. Please revise your discussion of critical accounting policies to supplement, rather than duplicate, your accounting policies. For example, a discussion of consolidation of variable interest entities should present your methodology for determining you are the primary beneficiary including significant judgments and assumptions. Please see SEC release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

23.   We note you have included results of operations for the three and nine months ended September 30, 2010, as well as for the year ended December 31, 2008, on page 45. Please explain why you have provided information regarding periods not presented in the accompanying financial statements or remove.

24.   Please discuss in the liquidity section the bank loans.

Liquidity and capital resources, page 46

25.   Please expand your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items. For instance, we note your accounts receivable, inventory and accounts payables had significant impact on operating cash flows. Your expanded disclosure should explain each significant variation and discuss any trends that will have a material effect upon liquidity.

Certain Relationships and Related Transactions, page 50

26.   Please provide the disclosure required by Item 404 of Regulation S-K. We note the information in footnote five of the financial statements.

27.   Disclose the amount that has been paid to Maxim Group to date.

28.   Provide the disclosure required by Item 404 of Regulation S-K for the purchases of raw materials from and finished goods to entities controlled by Mr. Zheng.

Directors, Executive Officers, Promoters and Control Persons, page 52

29.   Please disclose the dates of employment for each position listed in Mr. Zhang's business experience.

30.   Please revise the biographical information for Mr. Rozelle and Yu-Long Wang to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

31.   Please remove the reference "to the best of our knowledge" from the involvement in certain legal proceedings disclosure, as the company is in the position to know this information about officers and directors.

Item 3.02 Unregistered Sales of Equity Securities

32.   We note your reference to Rule 506 in connection with the November 19, 2010, transaction; however, we cannot locate the related Form D. Please advise. Also, disclose the facts supporting your reliance upon the exemption.

Item 5.01 Changes in Control of Registrant

33.   Please disclose the address for each owner listed in the beneficial ownership table.

Item 9.01 Financial Statement and Exhibits

34.   Schedule 4.01(a) to Exhibit 2.1 appears to contain material terms of the share exchange and preference shares. Therefore, please re-file exhibit 2.1 to include Schedule 4.01(a).

35.   Please file signed, complete versions of each exhibit filed in preliminary form.

36.   Please file complete copies of Exhibits 10.1, 10.4, 10.5, and 10.15. We note that they are missing exhibits, schedules and/or attachments.

Exhibit 99.1B

Consolidated Financial Statements

Consolidated Statements of Operations and Other Comprehensive Income, page 3

37.   We note that you have leasing sales related to exclusive production technologies but there are no associated costs of sales. We also note that you are amortizing certain intangible assets consisting of exclusive production technologies which appear to be related to your leasing sales. Please revise to include all direct costs associated with leasing sales as cost of sales.

38.   Please provide earnings per share data on the face of your statements of operations for all periods presented. Refer to FASB ASC 260-10-45.

Notes to Consolidated Financial Statement

General

39.   We note that you have not provided information relating to segment reporting. Please disclose how you analyzed FASB ASC 280 to determine your operating and reportable segments. Revise to provide the required disclosures of each reportable segment and also include entity-wide information about geographic areas and major customers. Refer to the guidance of FASB ASC 280-10-50-20 through 280-10-50-42, as applicable.

1. Organization and principle activities, page 6

40.   Please tell us and revise to disclose, in detail, how Victor Score Limited acquired its 100% interest in Apex Wealth Holdings Limited (AWHL), and how AWHL acquired its 100% interest in Dalian Xinding New Material Technology Consultancy Inc. In your

response, tell us how each transaction was accounted for and cite the supporting authoritative literature. In addition, disclose the ownership of each entity before and after each transaction.

2. Summary of significant accounting policies

(d) Revenue recognition, page 9

41.   We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104. Please revise your disclosure to clarify how each of these criteria applies specifically to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated for product sales, leasing etc.) In addition, describe any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

42.   We note your revenue represents the invoiced value of goods sold. We note on page 11 that TOFA normally receives a deposit of 30% of the contract value from its client when the sales contract is entered. Please clarify in your revenue recognition policy how you account for customer deposits.

43.   You state that leasing sales represent the revenue from leasing of several exclusive production technologies developed by research and development department of TETD. The production technology relates to the technical know-how in the production process has not been registered as patent. Please explain the term "production technologies" and clarify the method used and the estimates involved to determine revenue.

44.   Please revise to disclose your accounting policy relating to shipping and handling costs, including whether you charge your customers for shipping and handling fees and if you include such amounts in revenue.

(o) Income taxes, page 12

45.   We note your accounting policy on deferred income tax assets and liabilities. However, we also note that you did not recognize any deferred income tax assets and liabilities on temporary differences as of December 31, 2010 and 2009 due to materiality. Please clarify your accounting policy to disclose how you actually account for income taxes and provide us with your SAB 99 analysis that supports your materiality conclusion.

(p) Value added tax, page 12

46.   We note that you are subject to VAT tax at 17% on sales of goods. Please disclose how you account for VAT tax and whether you present your revenues on a gross or net basis.

Chuan-Tao Zheng
Summit Growth Corporation
April 29, 2011
Page 8

Note 3: Accounts receivable, page 16

47.   We note that you had zero balance for allowance for doubtful accounts for the years
         ended December 31, 2010 and 2009. Considering the $5.5 million increase in accounts
         receivable, please quantify the days sales outstanding for the periods presented and
         explain significant fluctuations. Please describe how management assessed the
         likelihood of collectability of these accounts receivable.

12. Bank Loans

48.   We note the terms of the Shanghai Pudong Development Bank loan of $3.2 million and
         the Shenzhen Development Bank loan of $944,937. These term loans expired on
         September 1, 2010 and December 18, 2010 respectively. You state that these loans are
         outstanding at December 31, 2010. Please revise to clarify the status of these loans as of
         December 31, 2010.

Exhibit 99.3

Consolidated Statements of Operations and Other Comprehensive Income

49.   You state that the sources for the pro forma financial statements are the unaudited
         financial statements of Summit Growth and Victory Score Ltd. as of September 30, 2010.
         However, you are presenting financial statements for the year ended December 31, 2010.
         Please revise.

50.   Please revise to include an introductory paragraph that briefly describes the transaction
         for which the pro forma effects are presented, the entities involved, the periods presented
         and an explanation of what the pro forma presentation shows. Refer to Article 11 of
         Regulation S-X.

51.   We note that you provide Diluted EPS for the year ended December 31, 2010 and 2009
         based on 27,780,000 shares. Please explain how you computed the weighted average
         number of shares for these proforma statements of operations.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director